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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

For the month of: October, 2002                  Commission File Number: 1-12384

                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F                            Form 40-F     X
               ---------                            ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes                                  No            X
               ---------                            ---------

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

     N/A
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                                  EXHIBIT INDEX

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     EXHIBIT                            DESCRIPTION OF EXHIBIT
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
        1                          3RD QUARTER REPORT TO
                                   SHAREHOLDERS, INCLUDING INTERIM
                                   MANAGEMENT'S DISCUSSION & ANALYSIS
                                   AND INTERIM FINANCIAL STATEMENTS
                                   FOR THE PERIOD ENDED SEPTEMBER 30,
                                   2002

        2                          CERTIFICATE PURSUANT TO SECTION
                                   302 OF SARBANES-OXLEY ACT OF
                                   2002 GIVEN BY THE PRESIDENT AND
                                   CHIEF EXECUTIVE OFFICER

        3                          CERTIFICATE PURSUANT TO SECTION
                                   302 OF SARBANES-OXLEY ACT OF
                                   2002 GIVEN BY THE EXECUTIVE VICE
                                   PRESIDENT, CORPORATE DEVELOPMENT
                                   AND CHIEF FINANCIAL OFFICER

        4                          CERTIFICATE PURSUANT TO SECTION
                                   906 OF SARBANES-OXLEY ACT OF
                                   2002 GIVEN BY THE PRESIDENT AND
                                   CHIEF EXECUTIVE OFFICER

        5                          CERTIFICATE PURSUANT TO SECTION
                                   906 OF SARBANES-OXLEY ACT OF
                                   2002 GIVEN BY THE EXECUTIVE VICE
                                   PRESIDENT, CORPORATE DEVELOPMENT
                                   AND CHIEF FINANCIAL OFFICER

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